Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for Fiscal Year 2013 Third Quarter Ended March 31, 2013

Beijing, China – May 16, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2013 third quarter ended March 31, 2013 (see attached tables).

Q3 Financial Highlights

•	Quarterly revenues of $60.4 million, representing a decrease of 8.7% compared to $66.1 million year over year, and a decrease of 30.8% compared to $87.2 million quarter over quarter.
•	Gross margin at 43.8%, as compared to 39.3% year over year, and 32.1% quarter over quarter.
•	Non-GAAP net income attributable to Hollysys of $11.7 million, a 0.6% increase compared to $11.6 million year over year, and a 13.9% decrease compared to $13.6 million quarter over quarter
•	Non-GAAP Diluted EPS at $0.21 reported for the quarter, as compared to $0.21 year over year, and $0.24 quarter over quarter.
•	Backlog of $374.0 million as of March 31, 2013, a 6.9% decrease compared to $401.8 million year over year, and 4.0% increase compared to $359.6 million quarter over quarter.
•	Quarterly DSO of 250 days, as compared to 160 days year over year, and 161 days quarter over quarter.
•	Inventory turnover days of 78 days for the current quarter compared to 68 days year over year, and 42 days quarter over quarter.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $128.9 million as of the current quarter end.

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: “During this quarter, we unswervingly executed our originally set strategies to further intensify our marketing efforts in industrial automation, expand sales and service network across China and enhance our market position. We are glad to see that gradual recovery and new order increase of industrial automation business, which we believe will bring solid financial performance in the upcoming quarters; New products lines including 5th Generation DCS (Distributed Control System), SIS (Safety Instrumentation system), Batch, and other advanced control systems are gradually contributing more to the revenue growth, as these new products are supplementing our total solution providing and building up recognition from end customers; New businesses, like coaling mining safety solutions and machinery level control devices, are well in track for solid growth. Even though the economic downturn still extends negative impact to our industrial automation business, we continuously outperform market growth and we are not satisfied with the results achieved. Our efforts in intensifying marketing efforts to enhance market position in low-middle end market and organizing professional teams to tackle high-end market will gradually reflect on the revenue and net income growth. Besides, we believe that the intention to reduce labor cost and energy consumption, protect the environment, improve efficiency will be the major trends and will bring us tremendous business opportunities. With our solid R&D capability and profound industry knowledge, we believe Hollysys is in a superior position as we pursue future growth in industrial automation market.

Hollysys Automation Technologies, Ltd May 16, 2013	Page 2

“The high-speed rail business recovery is much slower than we expected, but it will be undoubtedly recovered to its normal construction pace as China is adhering to the 12th Five Year Plan for the high-speed rail construction given China’s strong demand for rail transportation. In this quarter, we signed a contract to provide the Train Control Center (TCC) and Temporary Speed Restriction Server (TSRS) to Chongqing-Lichuan high-speed rail line valued at approximately 6.54 million. Besides our efforts in aggressively penetrating domestic high-speed rail and subway market, we are also exploring the overseas high-speed rail and subway opportunities, which we believe there will be fruitful results to be yield in the near future.

“More excitingly, on April 1 this year, we successfully completed the acquisition of 100% ownership of a Singapore headquartered company, Bond Corporation Pte. Ltd. and its group of companies (“Bond”) to further establish our strong foothold in Southeast Asia. Bond provides complete mechanical and electrical solutions to a wide array of industries, including factories, data centers, banks, airports, commercial centers, residential buildings and infrastructure works with strong presence in Singapore and Malaysia. We are very pleased with this highly accretive and complementary acquisition, which will assist Hollysys in penetrating to the fast growing South-East Asia area. We are also excited to be able to retain a team of seasoned professionals through this acquisition, who will form the foundation of our international team to greatly enhance Hollysys capability to tackle the international market. Going into the future, Hollysys will leverage its strong proprietary technology and its capabilities accumulated from its leading positions in China’s rail and industrial segments to enter and penetrate into the international market, through both organic growth and accretive acquisitions to maximize our shareholder value.”

The Third Quarter Ended March 31, 2013 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

Hollysys Automation Technologies, Ltd May 16, 2013	Page3

In USD thousands, except share numbers and EPS

	Three months ended			Nine months ended
	March 31, 2013	March 31, 2012	% Change	March 31, 2013	March 31, 2012	% Change

Revenues	$60,351	66,135	(8.7)%	235,623	233,587	0.9%
Integrated contract revenue	$56,446	61,755	(8.6)%	220,480	221,138	(0.3)%
Products sales	$3,905	4,380	(10.9)%	15,143	12,449	21.6%
Cost of revenues	$33,908	40,119	(15.5)%	150,904	143,747	5.0%
Gross profit	$26,442	26,016	1.6%	84,719	89,840	(5.7)%
Total operating expenses	$15,484	14,114	9.7%	44,270	40,499	9.3%
Selling	$5,345	6,106	(12.5)%	20,024	21,148	(5.3)%
General and administrative	$6,364	4,934	29.0%	16,340	17,177	(4.9)%
Research and development	$7,361	5,588	31.7%	23,370	18,538	26.1%
VAT refunds and government subsidies	$(3,586)	(2,513)	42.7%	(15,463)	(16,364)	(5.5)%
Income from operations	$10,958	11,902	(7.9)%	40,449	49,341	(18.0)%
Other income, net	$52	1,029	(95.0)%	2,988	1,292	131.4%
Gains on disposal of long term investment	$-	2,045	(100.0)%	-	2,042	(100.0)%
Share of net (loss) income of equity investees	$(807)	(507)	59.2%	(518)	(355)	46.0%
Dividend income from cost investees	$-	-	-	830	-	100.0%
Interest income	$684	487	40.4%	2,416	1,116	116.5%
Interest expenses	$(324)	(711)	(54.4)%	(1,561)	(2,502)	(37.6)%
Income tax expenses (credit)	$(1,245)	2,540	(149.0)%	3,356	5,741	(41.5)%
Non-GAAP net income attributable to non-controlling interest	$107	77	38.3%	200	300	(33.5)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$11,701	11,628	0.6%	41,049	44,893	(8.6)%
Basic Non-GAAP EPS	$0.21	0.21	0.0%	0.73	0.81	(9.9)%
Diluted Non-GAAP EPS	$0.21	0.21	0.0%	0.73	0.81	(9.9)%

Stock-based compensation expense	$517	100	418.9%	1,570	414	279.0%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$11,184	11,529	(3.0)%	39,478	44,479	(11.2)%
Basic GAAP EPS	$0.20	0.21	(4.8)%	0.70	0.80	(12.5)%
Diluted GAAP EPS	$0.20	0.21	(4.8)%	0.70	0.80	(12.5)%

Basic weighted average common shares outstanding	56,068,084	55,933,984	0.2%	56,022,512	55,547,536	0.9%
Diluted weighted average common shares outstanding	56,468,567	56,046,907	0.8%	56,086,042	55,742,634	0.6%

Hollysys Automation Technologies, Ltd May 16, 2013	Page 4

Operational Results Analysis for the Third Quarter Ended March 31, 2013

For the three months ended March 31, 2013, total revenues decreased by 8.7% to $60.4 million, from $66.1 million for the same period in the prior year. Of the total revenues, revenue from integrated contracts decreased by 8.6% to $56.4 million, as compared to $61.8 million for the same period of the prior year; revenue from products sales decreased by 10.9% to $4.0 million, as compared to $4.4 million for the same period of the prior year. The Company’s total revenue by segment was as follows:

	Three months ended Mar 31,				Nine months ended Mar 31,
	2013		2012		2013		2012
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	38.5	63.9%	38.6	58.3%	152.6	64.8%	141.5	60.6%
Rail Transportation	17.5	28.9%	21.7	32.8%	53.8	22.9%	72.1	30.9%
Miscellaneous	4.4	7.2%	5.8	8.9%	29.2	12.3%	19.9	8.5%
Total	60.4	100.0%	66.1	100.0%	235.6	100.0%	233.6	100.0%

As a percentage of total revenues, overall gross margin was 43.8% for the three months ended March 31, 2013, as compared to 39.3% for the same period of the prior year. The gross margin for integrated contracts and product sales were 42.5% and 62.1% for the three months ended March 31, 2013, as compared to 37.9% and 59.9% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin.

For the three months ended March 31, 2013, selling expenses were $5.3 million, compared to $6.1 million for the same quarter of the prior year, representing a decrease of $0.8 million or 12.5% year over year. As a percentage of total revenues, selling expenses were 8.9% and 9.2% for the three months ended March 31, 2013, and 2012, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $6.4 million for the quarter ended March 31, 2013, representing an increase of $1.4 million, or 29.0%, as compared to $4.9 million for the same period of the prior year, mainly due to a increase of 1.1 million of bad debt allowance. As a percentage of total revenues, G&A expenses were 10.5% and 7.5% for the three months ended March 31, 2013 and 2012, respectively. Including the non-cash stock-based compensation cost recorded on a GAAP basis, G&A expenses were $6.9 million and $5.0 million for the three months ended March 31, 2013 and 2012, respectively.

Research and development expenses were $7.4 million for the three months ended March 31, 2013, compared to $5.6 million for the same quarter of the prior year, representing a year over year increase of $1.8 million, or 31.7%. The increase was mainly due to the Company’s increased R&D activities. As a percentage of total revenues, R&D expenses were 12.2% and 8.4% for the quarter ended March 31, 2013 and 2012, respectively.

The VAT refunds and government subsidies amounted to $3.6 million for three months ended March 31, 2013, as compared to $2.5 million for the same period in the prior year, representing an increase of $1.1 million.

Hollysys Automation Technologies, Ltd May 16, 2013	Page 5

The income tax credit was 1.2 million for the three months ended March 31, 2013, as compared to income tax expense of $2.5 million for the same period of the prior year. During this quarter, Beijing Hollysys, one of our subsidiaries, was certified as a Key Software Enterprise for calendar year 2011 and 2012, and applied to a preferential income tax rate of 10% retroactively from January 2011 to December 2012. The company thus recognized an income tax credit of $2.7 million during this quarter. Excluding this impact, the income tax expense and the effective rate were 1.5 million and 14.5% for the three months ended March 31, 2013.

For the three months ended March 31, 2013, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses was $11.7 million or $0.21 per diluted share based on 56.4 million shares outstanding. This represents a slight increase of $0.1 million, or 0.6%, over the $11.6 million, or $0.21 per share based on 56.0 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $11.2 million, or $0.20 per diluted share representing a decrease of $0.3 million or 3.0%, over the $11.5 million, or $0.21 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of March 31, 2013 was $374.0 million, representing an increase of 4.0% compared to $359.6 million as of December 31, 2012, and a decrease of 6.9% compared to $401.8 million as of March 31, 2012.The detailed breakdown of the backlog by segment was as follows:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2013-3-31		2012-12-31			2012-3-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	146.3	39.1%	125.4	34.9%	16.7%	144.8	36.0%	1.1%
Rail Transportation	202.9	54.3%	206.7	57.5%	(1.8%)	208.4	51.9%	(2.6%)
Miscellaneous	24.8	6.6%	27.5	7.6%	(9.7%)	48.6	12.1%	(49.0%)
Total	374.0	100.0%	359.6	100.0%	4.0%	401.8	100.0%	(6.9%)

Cash Flow Highlights

The net cash provided by operating activities was $13.4 million for the three months ended March 31, 2013; including investing and financing activities, the total net cash outflows for this quarter was $14.9 million, mainly due to $12.0 million deposited in banks from current accounts to time deposits with maturities between six months and one year, and $16.4 million prepaid for the acquisition of Bond Group.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $128.9 million, $133.5 million, and $126.2 million as of March 31, 2013, December 31, 2012, and March 31, 2012, respectively. Of the total $128.9 million as of March 31, 2013, cash and cash equivalents were $110.4 million, and time deposits with original maturities over three months were $18.5 million.

Hollysys Automation Technologies, Ltd May 16, 2013	Page 6

For the three months ended March 31, 2013, Days Sales Outstanding (“DSO”) was 250 days, as compared to 160 days year over year and 161 days quarter over quarter; and inventory turnover was 78 days, as compared to 68 days year over year and 42 days quarter over quarter. The increase of DSO in the quarter was mainly due to the decrease of total revenue compared with last quarter, the account receivables as of March 31, 2013 only increased $0.1 million as compared to the end of last quarter.

Outlook for FY 2013

Dr. Wang concluded, “Due to the unexpected delay of high-speed rail orders and the weak macro-economy’s impact, we are revising our previously communicated fiscal year 2013 revenue guidance of $385 million to $410 million, down to $335 million to $355 million, and non-GAAP net income guidance of $63 million to $67 million, down to $57 million to $60 million. Going into the near future, we believe with the recovery of high-speed rail construction, further penetration in the industrial automation and revenue supplement from overseas market, Hollysys is well positioned for stable and sustainable growth leveraging its leading proprietary technology, strong innovation and execution capabilities, to create long-term value for our shareholders.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call 9:00 a.m. Beijing Time on May 17, 2013 / 9:00 p.m. U.S. Eastern Time on May 16, 2013. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 46735356.

1-866-519-4004 (USA)

800-930-346 (HK)

+852-24750994 (HK)

800-819-0121 (China Landline)

400-620-8038 (China Mobile)

+ 65-67239381 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at: http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

Hollysys Automation Technologies, Ltd May 16, 2013	Page 7

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd May 16, 2013	Page 8

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars except for per-share data)

	Three months ended March 31,		Nine months ended December 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$56,445,995	$61,754,657	$220,479,657	$221,138,496
Products sales	3,904,716	4,380,008	15,143,279	12,448,646
Total revenues	60,350,711	66,134,665	235,622,936	233,587,142

Cost of integrated contracts	32,429,992	38,361,214	145,470,976	139,510,271
Cost of products sold	1,478,315	1,757,506	5,432,623	4,237,085
Gross profit	26,442,404	26,015,945	84,719,337	89,839,786

Operating expenses
Selling	5,344,703	6,105,737	20,023,845	21,147,519
General and administrative	6,881,032	5,033,217	17,910,059	17,591,141
Research and development	7,361,126	5,587,796	23,369,833	18,538,206
VAT refunds and government subsidies	(3,585,679)	(2,513,331)	(15,463,226)	(16,363,865)
Total operating expenses	16,001,182	14,213,419	45,840,511	40,913,001

Income from operations	10,441,222	11,802,526	38,878,826	48,926,785

Other income , net	51,554	1,029,217	2,988,233	1,291,613
Gains on disposal of long term investment	-	2,045,042	-	2,042,015
Share of net (loss) income of equity investees	(806,570)	(506,650)	(518,307)	(354,953)
Dividend income from cost investees	-	-	830,196	-
Interest income	683,783	487,005	2,416,221	1,116,120
Interest expenses	(323,999)	(710,607)	(1,561,305)	(2,501,621)
Income before income taxes	10,045,990	14,146,533	43,033,864	50,519,959

Income taxes (credit) expenses	(1,245,065)	2,540,429	3,356,087	5,741,077
Net income	11,291,055	11,606,104	39,677,777	44,778,882

Net income attributable to non-controlling interests	106,922	77,294	199,616	300,162
Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$11,184,133	$11,528,810	$39,478,161	$44,478,720

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	872,847	594,719	760,090	6,248,591
Comprehensive income	12,163,902	12,200,823	40,437,867	51,027,473

Comprehensive income attributable to non-controlling interest	111,610	78,486	211,047	327,351
Comprehensive income attributable to Hollysys Automation Technologies Ltd. stockholders	$12,052,292	$12,122,337	40,226,820	50,700,122

Net income per ordinary share:
Basic	0.20	0.21	0.70	0.80
Diluted	0.20	0.21	0.70	0.80
Weighted average ordinary shares used in income per share computation:
Basic	56,068,084	55,933,984	56,022,512	55,547,536
Diluted	56,468,567	56,046,907	56,086,042	55,742,634

Hollysys Automation Technologies, Ltd May 16, 2013	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$110,359,795	$125,262,261
Time deposits with original maturities over three months	18,577,775	8,187,751
Restricted cash	3,413,890	3,175,576
Accounts receivable, net of allowance for doubtful accounts of $16,829,999 and $15,443,730 as of March 31,2013 and December 31,2012, respectively	166,852,870	168,168,878
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $2,122,147 and $1,489,477 as of March 31, 2013 and December 31, 2012, respectively	115,370,719	118,625,168
Other receivables, net of allowance for doubtful accounts of $301,526 and $272,361 as of March 31, 2013 and December 31, 2012, respectively	8,281,165	6,967,259
Advances to suppliers	6,970,029	6,981,527
Amount due from related parties	16,541,775	14,739,788
Inventories, net	28,804,797	25,756,160
Prepaid expenses	657,296	858,274
Income tax recoverable	2,839,206	102,655
Deferred tax assets	1,855,436	1,994,575
Total current assets	480,524,753	480,819,872

Advance payment for acquisition of a subsidiary	16,390,000	-
Restricted cash	571,227	1,195,548
Prepaid expenses	148,654	29,205
Property, plant and equipment, net	70,089,301	70,510,908
Prepaid land leases	6,813,099	6,829,996
Acquired intangible assets, net	339,696	371,836
Investments in equity investees	13,469,942	14,055,037
Investments in cost investees	3,662,343	3,650,290
Goodwill	27,239,280	27,686,774
Deferred tax assets	1,762,784	466,170

Total assets	621,011,079	605,615,636

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	7,986,000	7,959,768
Accounts payable	81,249,797	85,760,172
Construction cost payable	3,998,158	4,213,860
Deferred revenue	76,304,883	72,606,208
Accrued payroll and related expense	6,611,280	9,989,855
Income tax payable	3,266,278	3,068,458
Warranty liabilities	3,871,383	3,827,355
Other tax payables	20,287,484	18,183,202
Accrued liabilities	14,616,857	8,464,522
Amounts due to related parties	1,825,832	1,594,749
Deferred tax liabilities	213,268	200,452
Total current liabilities	220,231,220	215,868,601

Long-term bank loans	18,874,414	20,804,534
Deferred tax liabilities	126,608	223,368
Total liabilities	239,232,242	236,896,503

Commitments and contingencies

Equity
Ordinary shares	56,087	56,029
Additional paid-in capital	153,491,661	152,595,661
Statutory reserves	23,144,776	23,128,214
Retained earnings	170,228,187	159,060,872
Accumulated other comprehensive income	33,463,215	32,595,056
Total Hollysys Automation Technologies Ltd. stockholder’s equity	380,383,926	367,435,832

Non-controlling interests	1,394,911	1,283,301
Total equity	381,778,837	368,719,133

Total liabilities and equity	$621,011,079	$605,615,636

Hollysys Automation Technologies, Ltd May 16, 2013	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended March 31, 2013	Nine months ended March 31, 2013
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$11,291,055	$39,677,777
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	1,377,522	4,394,473
Amortization of prepaid land leases	39,371	117,650
Amortization of intangible assets	26,074	200,109
Allowance for doubtful accounts	1,979,863	3,121,620
Gain on disposal of property, plant and equipment	(165,429)	(140,263)
Share of net loss from equity investees	806,570	518,307
Stock dividends from cost investees	-	(830,196)
Gain on disposal of a subsidiary	-	(136,795)
Share based compensation expenses	516,858	1,570,403
Deferred income tax expenses	(1,234,620)	(2,504,290)
Changes in operating assets and liabilities:
Accounts receivable	111,624	(32,113,458)
Costs and estimated earnings in excess of billings	3,013,606	605,366
Inventories	(2,972,436)	(1,880,776)
Advances to suppliers	44,503	3,417,638
Other receivables	(1,342,703)	(874,214)
Deposits and other assets	419,993	1,738,305
Due from related parties	(1,927,912)	(653,117)
Accounts payable	(4,678,405)	2,268,845
Deferred revenue	3,598,932	16,407,831
Accruals and other payable	2,778,248	6,041,882
Due to related parties	224,560	(155,990)
Income tax payable	(2,549,241)	(3,064,162)
Other tax payables	2,043,456	1,895,967
Net cash provided by operating activities	13,401,489	39,622,912

Cash flows from investing activities:
Time deposits placed with banks	(11,999,910)	(17,289,447)
Purchases of property, plant and equipment	(976,126)	(6,264,243)
Maturity of time deposits	1,722,523	20,492,325
Acquisition of a subsidiary, net of cash acquired	(16,390,000)	(16,390,000)
Proceeds from disposal of a subsidiary	-	111,748
Net cash used in investing activities	(27,643,513)	(19,339,617)

Cash flows from financing activities:
Repayments of long-term bank loans	(1,992,052)	(5,953,382)
Proceeds from exercise of share options	379,200	616,200
Net cash used in financing activities	(1,612,852)	(5,337,182)

Effect of foreign exchange rate changes	952,410	(919,280)
Net (decrease) increase in cash and cash equivalents	$(14,902,466)	$14,026,833

Cash and cash equivalents, beginning of period	$125,262,261	$96,332,962
Cash and cash equivalents, end of period	110,359,795	110,359,795

Hollysys Automation Technologies, Ltd May 16, 2013	Page 11

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the stock-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date. It will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended		Nine months ended
	March 31,		March 31,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

General and administrative expenses	$6,881,032	$5,033,217	$17,910,059	$17,591,141
Minus:
Stock-based compensation cost	516,858	99,606	1,570,403	414,318
Non-GAAP general and administrative expenses	$6,364,174	$4,933,611	$16,339,656	$17,176,823

Net income attributable to Hollysys Automation Technologies Ltd. stockholders	$11,184,133	$11,528,810	$39,478,161	$44,478,720
Add:
Stock-based compensation cost	516,858	99,606	1,570,403	414,318
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders	$11,700,991	$11,628,416	$41,048,564	$44,893,038

Weighted average number of ordinary shares	56,068,084	55,933,984	56,022,512	55,547,536
Weighted average number of diluted ordinary shares	56,468,567	56,046,907	56,086,042	55,742,634
Non-GAAP basic earnings per share	$0.21	$0.21	$0.73	$0.81
Non-GAAP diluted earnings per share	$0.21	$0.21	$0.73	$0.81